UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2015, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing Retirement Plan of
The Procter & Gamble Commercial Company

Date:  November 3, 2015
By:      /s/ Eric S. Baumgardner
Eric S. Baumgardner
Associate Director, HRSS Finance, Global Business Services

The Profit Sharing Retirement
Plan of The Procter & Gamble
Commercial Company

Employer ID No.: 66-0676831

Plan Number: 001

Financial Statements as of and for the
Years Ended June 30, 2015 and 2014,
Supplemental Schedule as of June 30, 2015, and
Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2015 and 2014	3

Notes to Financial Statements as of and for the Years Ended June 30, 2015 and 2014	4-9

SUPPLEMENTAL SCHEDULE:	10

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2015	11

     NOTE: All other schedules required by Section 2520.103.10 of the Department of Labor's Rules
       and Regulations for Reporting and Disclosure under the Employee Retirement Income
       Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company:
We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") as of June 30, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of June 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
November 2, 2015

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2015 AND 2014

	2015	2014

PARTICIPANT-DIRECTED INVESTMENTS — At fair value:
Cash	$4,953	$4,914
The Procter & Gamble Company common stock	30,267,663	31,841,489
The J.M. Smucker Company common stock	220,248	225,632
Mutual funds	44,177,312	41,230,031

Total participant-directed investments — at fair value	74,670,176	73,302,066

COMPANIES' CONTRIBUTIONS RECEIVABLE	2,581,033	3,006,387

NET ASSETS AVAILABLE FOR BENEFITS	$77,251,209	$76,308,453

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

	2015	2014

INVESTMENT INCOME:
Net appreciation in fair value of investments	$900,306	$5,049,080
Dividend income	1,787,170	1,632,620
Interest income	39	33

Total investment income — net	2,687,515	6,681,733

COMPANIES' CONTRIBUTIONS	2,582,307	3,010,443

Total additions	5,269,822	9,692,176

DEDUCTIONS:
Benefits paid to participants	4,296,041	4,750,430
Administrative expenses	31,025	41,002

Total deductions	4,327,066	4,791,432

NET INCREASE IN NET ASSETS	942,756	4,900,744

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	76,308,453	71,407,709

End of year	$77,251,209	$76,308,453

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
 THE PROCTER & GAMBLE COMMERCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

1.	PLAN DESCRIPTION
The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a voluntary defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial LLC (the "Plan Sponsor") and Olay LLC (collectively, the "Companies"), subsidiaries of The Procter & Gamble Company ("P&G"). In order to be eligible to participate in the Plan, employees must be employed by the Companies and have completed one year of service. The Procter & Gamble U.S. Business Services Company controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — The Companies make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan, up to specified limitations. The Companies' contributions are calculated by applying the relevant contribution percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.
The following schedule details the contribution percentages by years of service.
Contribution
Years of Service	Percentage

1–3	8%
4–6	9
7–8	10
9–10	11
11–12	12
13–14	13
15 or more	14
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with an allocation of the Companies' contributions and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations of Plan earnings and losses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants can allocate their account to one or all of the investment options.
Investments — Participants direct the investment of the Companies' contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and P&G common stock as investment options for participants.

Vesting — Participants are vested 100% upon completion of three years of service. Participants are also 100% vested in their accounts upon termination for disability, early/normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service. Refer to Note 5 for vesting provisions in the event of Plan termination.
Payment of Benefits — On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, an amount of the participant's election as often as once per month, or annual installments over a period not to exceed the lesser of ten years or the participant's life expectancy or the life expectancy of the participant's spouse after the date of death, termination, retirement, or disability.
Forfeited Accounts — Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Companies' annual contributions. During the years ended June 30, 2015 and 2014, $18,538 and $0 forfeitures were used to reduce the Companies' annual contributions, respectively.
Plan Amendment — The Plan Sponsor has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage of that account.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment securities including mutual funds, P&G common stock, and The J.M. Smucker Company ("Smuckers") common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the P&G common stock and Smuckers common stock is determined by published trading prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains (losses) on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are deducted from investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.
New Accounting Standards
ASU 2015-7 - In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820), disclosure for Investments in certain entities that calculate Net Asset Value per share (or Its Equivalent). The ASU impacts reporting entities that measure an investment's fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient. The new guidance is effective for reporting periods beginning after December 15, 2015 and early adoption is permitted. The ASU is to be applied retrospectively in all periods presented in an entity's financial statements. The Plan is early adopting the standard as of June 30, 2015.  The adoption has been reflected in Note 3 to the financial statements.

ASU 2015-12 - In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts but will continue to provide certain disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Upon adoption, contract value will be the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and III are not applicable to the Plan.  Management has early adopted Part II of ASU 2015-12 and its application was applied retrospectively.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2015 and 2014.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are actively traded.
Cash — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2015 and 2014, there were no transfers between levels.
The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2015 and 2014:
	Fair Value Measurements at June 30, 2015,
	Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$4,953	$-	$-	$4,953
Common stock	30,487,911			30,487,911
Mutual funds	44,177,312	-	-	44,177,312

Total	$74,670,176	$-	$-	$74,670,176

	Fair Value Measurements at June 30, 2014,
	Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$4,914	$-	$-	$4,914
Common stock	32,067,121			32,067,121
Mutual funds	41,230,031	-	-	41,230,031

Total	$73,302,066	$-	$-	$73,302,066

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Empower Retirement (formerly "J.P. Morgan Retirement Plan Services") is the recordkeeper and. J.P. Morgan Chase Bank N.A is the custodian.  Banco Popular serves as trustee for the Plan. Therefore, these transactions qualify as party‑in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.
At June 30, 2015 and 2014, the Plan held 386,857 and 405,160 shares, respectively, of P&G common stock with a cost basis of $20,556,750 and $20,340,587, respectively. During the years ended June 30, 2015 and 2014, the Companies contributed $2,582,307 and 3,010,443, respectively, to the Plan on behalf of participating employees.
During the years ended June 30, 2015 and 2014, the Plan recorded dividend income from P&G common stock of $1,035,157 and 995,482, respectively.
During the years ended June 30, 2015 and 2014, the Plan's investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $93,515 and 617,248, respectively.
5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.

6.	FEDERAL INCOME TAX STATUS
The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rican Internal Revenue Code (the "PRIRC"), enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning January 1, 2012. Also, the Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 9, 2012, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the latest determination letter. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan's financial statements.
******

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

EIN: 66-0676831
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2015

	Identity of Issue	Description of Investment	Fair Value

	SHORT TERM INVESTMENTS:
*	Banco Popular	Liquified Cash	$4,953

*	THE PROCTER & GAMBLE COMPANY	Common stock	30,267,663

	THE J.M. SMUCKER COMPANY	Common stock	220,248

	MUTUAL FUNDS:
	Vanguard	Prime Money Market Fund	9,882,177
	Vanguard	Institutional Index	10,105,282
	Vanguard	Inflation Protected Securities	603,413
	Vanguard	Balanced Index	13,542,818
	Vanguard	Total Bond Index	3,638,087
	Vanguard	Small Cap Index	4,228,185
	Vanguard	FTSE All-World Ex US Index	2,177,350

	TOTAL ASSETS		$74,670,176

*	Party-in-interest.